glanbia

Glanbia plc
Glanbia House
Kilkenny
Ireland

Telephone +353 56 7772200
Facsimile +353 56 7772222
www.glanbia.com

By DHL

12 April 2005

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.

Issuer: Glanbia plc
File No. 82-4734

Dear Sirs,

Further to our last submission by letter dated 19 January 2005, I now enclose herewith the information required by Rule 12g3 2(b) for the period 1 January, 2005 to 31 March, 2005.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

Yours faithfully,

John J Roche
Deputy Group Secretary

Encls.

GLANBIA plc

DOCUMENTS –

**IRISH AND LONDON STOCK EXCHANGES/
COMPANIES REGISTRATION OFFICE**

PERIOD FROM 1 January 2005 to 31 March 2005

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Statutory Form B10 (Change of Address of Kevin Toland)	1 January, 2005	Companies Registration Office – Companies Acts, 1963 to 2003
2. Joint Announcement – Glanbia plc and Dairygold Co-operative Society Limited – Glanbia to take on CMP Brand/Milk Processing Co-operation Agreement	2 February, 2005	Stock Exchange
3. Announcement – Notice of Results	7 February, 2005	Stock Exchange
4. Announcement – Holding of Shares	22 February, 2005	Stock Exchange
5. Announcement – Holding of Shares	22 February, 2005	Stock Exchange
6. Glanbia plc Preliminary Announcement of Results for year ended 1 January 2005	2 March, 2005	Stock Exchange
7. Blue Form – Final Dividend Details for year ended 1 January 2005	2 March, 2005	Stock Exchange
8. Announcement of Management Changes	10 March, 2005	Stock Exchange
9. Announcement – Irish Competition Authority approves Glanbia operation of CMP Brand	23 March, 2005	Stock Exchange

Presenter:
Glanbia plc
Group Secretariat Department
Glanbia House
Kilkenny
056-7772200

B10 Submission id: 4150587
B10: Company Number: 129933
Company Name: Glanbia plc

Send To
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

File No. 82 - 4734

Document No. 1
2005

RECEIVED
APR 15 2005

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary:
Hannah Josephine (known as Siobhan) Talbot

Siobhan Talbot
Signature

9/2/2005
Date

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments:

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect	1 January 2005

Company details

Company number	129933
Company name	Glanbia plc

Give notice of the following change(s)

1

Type of event	Change of Address of related party
Type of relationship	Directorship

Particulars of director / secretary (1)

1 Change of Address of related party Directorship

Type of entity	Irish resident individual

Individual details

Surname	Toland
Forename	Kevin
Other forename	Edward Patrick
Address	928 Pine Street Winnetka Illinois 60093 United States of America

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature	Signature as Secretary
Type of entity	Irish resident individual

Individual details

Surname	Talbot
Forename	Hannah
Other forename	Josephine (known as Siobhan)

Particulars of the presenter

Reference

Reference Number	6360

Presenter details

Type of entity	Irish registered Company
Name	Glanbia plc
Address	Group Secretariat Department Glanbia House Kilkenny
Care Of Name	
E-mail address	jroche@glanbia.ie
Telephone number	056-7772200
Fax number	

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Glanbia PLC
02 February 2005

Glanbia plc and Dairygold Co-operative Society Limited
Joint Announcement

Glanbia to take on CMP brand.

Milk Processing Co-operation Agreement.

Glanbia plc and Dairygold Co-operative Society Limited today (2 February 2005 confirm that, subject to the approval of the Irish Competition Authority, Glanbia will operate the CMP liquid milk, cream and juice branded business of Dairygold. The consideration is €10.05m.

This development includes the relevant sales and distribution assets of CMP but excludes the production and chill facility. Under the new arrangement Dairygold's 130 liquid milk suppliers will continue to supply Dairygold and Dairygold will sell the 6.15m gallon CMP liquid milk pool on to Glanbia.

Glanbia will continue to supply the CMP milk, dairy and juice brands into the Cork area, including continuing CMP door-to-door deliveries.

In addition Glanbia and Dairygold have also confirmed that they have agreed in principle to enter into a contract manufacturing arrangement for elements of their respective milk processing activities. This is subject to finalisation of contract negotiations, which are ongoing. Once finalised the arrangement is designed to enhance capacity utilisation, as well as maximise scale and efficiency for both parties as advocated by the recent Prospectus report.

Under the terms of this agreement Dairygold will supply a volume of cream to Glanbia annually, beginning in 2005, for the contract manufacture of Dairygold branded butter and butter oil at Glanbia's Ballyragget butter production facility. In addition Glanbia will purchase a volume of whey from Dairygold : processing.

Glanbia will supply Dairygold a volume of milk for contract manufacturing into Glanbia dairy products at Dairygold's Mitchelstown plants, from 2006 onwards.

As appropriate both parties will make capital investments in their respective facilities and both parties will continue to maintain their own existing separate commercial arrangements with milk suppliers and customers.

Commenting, Glanbia plc Group Managing Director, John Moloney, said:

'This development regarding the CMP brands and the contract manufacturing agreement with Dairygold are in line with Glanbia's strategy of maximising scale and efficiency in the most appropriate way. The CMP brands will further strengthen Glanbia's Consumer Foods' customer offering as one of Ireland's leading suppliers of chilled foods and beverages to the retail and food service sectors. Likewise the contract manufacturing agreement is consistent with our strategy of developing further industry alliances and co-operation to achieve mutual efficiencies. Glanbia has a long track record of co-operation with other

processors, including Dairygold, and we view this mechanism as a sensible way forward for the industry.

Mr Jerry Henchy, Dairygold Chief Executive, said:

'The decision to exit the liquid milk business was not taken lightly but in light of the highly fragmented nature of the sector, growing volumes of imported milk and the downward price pressure exerted by the multiples on the margins that can be achieved, it is the right business decision for Dairygold and its liquid milk suppliers. The Glanbia Dairygold co-operation agreement is a very positive move in the Irish dairy sector. Calls for consolidation of the industry have been made for many years, but progress to achieve meaningful rationalisation has been slow. This is partly because the route to rationalisation was generally perceived as being through takeovers or mergers. We have developed a pragmatic solution where we will be happy to co-operate with neighbours where appropriate to share facilities and production assets to contract manufacture dairy products as cost-efficiently as possible'.

Ends
2nd February 2005

For reference:

Glanbia plc
Geraldine Kearney
Director of Corporate Communications
Telephone: 00353 56 7772357 Mobile 00353 87 231 9430

Dairygold Co-operative Society Ltd
Pat Keating
Keating and Associates
Telephone : 01 6620345 Mobile 00353 087 254 1757

Glanbia PLC
07 February 2005

Glanbia plc : Notice of Results

The Company wishes to advise that the Preliminary Announcement of Results for the year ended 1 January 2005 will be issued to the Company Announcements Off on the morning of Wednesday, 2 March 2005.

7 February 2005

Ends

Enquiries to:

Geraldine Kearney,
Group Director of Communications
Tel : +353 56 7772357 or +353 87 2319430

Glanbia PLC
22 February 2005

GLANBIA plc

Glanbia plc ('the Company') wishes to announce that Bank of Ireland Asset Management Limited notified the Company, by fax dated 22 February, 2005 and received on 22 February, 2005, of Bank of Ireland Asset Management Limited's holding of shares in the Company as at 1 January, 2005 and 18 February, 2005, copy extract set out below:

'As at the 1st of January 2005, the number of Glanbia Ord EUR0.06 shares (sed 4058629, ISIN IE0000669501) held by Bank of Ireland Asset Management was 13,582,047.

Using an Issued share capital of 292,644,184, this represents 4.64% holding i Glanbia PLC.

As at the 18th of February 2005, the number of Glanbia Ord EUR0.06 shares (se 4058629, ISIN IE0000669501) held by Bank of Ireland Asset Management was 13,602,585.

Using an Issued share capital of 292,644,184, this represents 4.65% holding i Glanbia PLC.'

Glanbia PLC
22 February 2005

GLANBIA plc

Glanbia plc ('the Company') wishes to announce that Bank of Ireland Securitie: Services Limited notified the Company by fax dated 22 February, 2005 and received on 22 February, 2005, of Bank of Ireland Nominees Limited's holding ‹ shares in the Company, copy extract set out below:

'As discussed, as at 18.02.2005, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited) were:

Stock Name: Glanbia Ord EUR0.06
Issued Share Capital: 292,644,184.00
Holding Amount: 24,399,394.00
Percentage of Holding: 8%

Please note that Bank of Ireland Nominees Ltd. holds shares solely on behalf ‹ all our underlying clients and has no beneficial interest in these shares. For the avoidance of doubt, Bank of Ireland Nominees Ltd. holds stock on beha. of our entire client base, which includes our 3rd party clients and our Bank ‹ Ireland Group clients.'

This information is provided by RNS
The company news service from the London Stock Exchange

Glanbia PLC
02 March 2005

News Release
Corporate Communications Department
Telephone + 353 56 7772200

Facsimile + 353 56 7750834

www.glanbia.com

Glanbia plc
Glanbia House
Kilkenny
Ireland

2004 Results
for the year ended January 1, 2005

For further information contact
Glanbia plc +353 56 777 2200
Geoff Meagher, Finance Director
Geraldine Kearney, Corporate Communications, + 353 87 231 9430

Hogarth Partnership
UK +44 207 357 9477
John Olsen

2004 RESULTS 2 March 2005

Good progress and improved performance
Restructuring completed and group reorganised for growth

Glanbia plc, an international Consumer Foods, Food Ingredients and Nutritionals Group, announces its 2004 Results for the year ended January 1, 2005.

Commenting today John Moloney, Group Managing Director, said:

'Overall the Group performed satisfactorily in 2004 delivering results in line with expectations, notwithstanding the challenging trading environment in Ireland, particularly the difficult pigmeat sector. We are pleased with the progress made on the development and implementation of the Group's strategy and the completion of the Group restructuring programme.

For 2005 our focus will be on the completion of the major strategic dairy processing investments in New Mexico and Nigeria, development initiatives which build scale and diversity and driving cost efficiencies that enhance performance. The trading outlook across the Group has some challenges, particularly in the context of managing the impact of EU dairy sector reform. However with our strong market positions and evolving Nutritionals business, the Group is well positioned for growth.'

Summary Results

Financial Highlights

- Turnover (1) up 10% to €1.83 billion (2003: €1.66 billion).
- Operating profit (2) down by 5.6% to €83.5 million (2003: €88.5 million), impacted by the sharp downturn in the Fresh Pork business.
- Profit before tax and exceptional items up 1% to €77.7 million (2003: €77.1 million).
- Operating margin 4.6% (2003: 4.5%).
- Adjusted earnings per share (3) up 4.4% to 20.10 cent per share (2003: 19.26 cent).
- Earnings per share 20.41 cent (2003: loss per share 12.01 cent).

- Total dividend for the year up 5% to 5.25 cent per share (2003: 5.0 cent).
- Total financing costs reduced substantially to €16.4 million (4) (2003: €26.0 million).

(1) Continuing operations
(2) Continuing operations, pre exceptional items. Total exceptional items: gain of €1.2 million (2003: charge of €92.0 million)
(3) Pre exceptional items and amortisation of goodwill.
(4) Includes net interest of €5.96 million and €10.39 million for preferred securities (non-equity minority interest).

Operational Highlights

- A satisfactory performance with results in line with expectations.
- Restructuring completed and Group organised around key areas for strategic development.
- Demanding trading conditions in liquid milk and chilled foods businesses.
- Difficult year for the pigmeat sector but positive signs of a recovery towards year end.
- Strong growth in Food Ingredients, led by positive US markets and increased US capacity.
- Strategic investments in New Mexico and Nigeria to be commissioned in 2005.
- Group Innovation Centre opened and first Nutritionals acquisition in Europe completed.

Results

In 2004 the Group completed a programme of planned restructuring, which culminated during the year with the sale of Glanbia Foods Ltd and the related Glanbia Milk operations. The Group has retained a 25% interest in a new cheese entity, The Cheese Company Holdings Limited.

	1 January 2005	3 January 2004	Change
Group turnover Continuing operations	€1,828.7 m	€1,659.2 m	Up 10%
Operating profit Continuing operations, pre exceptional items	€83.5 m	€88.5 m	Down 5.6%
Profit before tax Pre exceptional items	€77.7 m	€77.1 m	Up 1%
Exceptional items	€1.2 m	€(92.0) m	Restructuring completed
Profit before tax Post exceptional items	€78.9 m	€(14.9)m	
Adjusted earning per share Pre exceptional items and amortisation of goodwill	20.10 c	19.26 c	Up 4.4%
Dividend per share	5.25 c	5.00 c	Up 5%
Net debt	€150.6 m	€153.8 m	
Financing cover Net interest and preferred securities/Operating profit	5.2 times	3.5 times	

Turnover for continuing operations increased by 10% to €1,828.7 million (2003: €1,659.2 million). Total Group turnover declined 10% to €1,846.0 million (2003: €2,041.1 million) as a result of the planned restructuring of the Group's UK operations. The Group share of the turnover of joint ventures increased 9.2% to €75.0 million (2003: €68.7 million).

Operating profit before exceptional items from continuing operations declined 5.6% to €83.5 million (2003: €88.5 million), mainly as a result of the poor performance of the Fresh Pork business, which was impacted by difficulties in the Irish pigmeat sector during the year. Operating profit, pre exceptionals and including share of joint venture and associates, declined by 8.8% to €84.6 million (2003: €92.8 million).

Profit before tax increased to €78.9 million as against a loss before tax in 2003 of €14.9 million. The pre tax loss in 2003 reflects the €92.0 million exceptional charges in that year, as a consequence of the planned Group restructuring, compared with a gain in 2004 of €1.2 million principally on the sale of assets.

Adjusted earnings per share amounted to 20.10c up 4.4% (2003: 19.26c), while earnings per share amounted to 20.41c compared with a loss per share of 12.01c in 2003. The dividend for the year, including the proposed final dividend, amounted to 5.25c per share (2003: 5.00c), representing an annual increase of 5%.

Net debt decreased €3.2 million to €150.6 million (2003: €153.8 million), notwithstanding €126.3 million in capital expenditure and development initiatives in 2004. The overall improvement in the Group's debt reflects the proceeds of the disposal of Glanbia Foods Ltd (the UK hard cheese operation) and solid cash flow from operations.

The interest charge declined to €6.0 million (2003: €15.0 million). This includes an interest credit of €2.5 million in respect of a Stg£35.0 million loan note from The Cheese Company Holdings Limited. The interest charge declined due to a changing mix of debt and a more favourable interest rate environment.

The Group has a non-equity minority interest charge of €10.4 million relating to preferred securities (2003: €11.0 million).

The total financing charge for the Group declined €9.6 million to €16.4 million (2003: €26.0 million). Financing cover was 5.2 times in 2004, compared with 3.5 times in 2003.

Dividends

The Board is recommending a final dividend of 3.09c per share, compared with a 2.94c per share final dividend in 2003. This brings the total dividend for the year to 5.25c per share (2003: 5.0c per share), representing a 5% increase. Dividends will be paid on Monday, 23 May 2005 to shareholders on the register as at Friday, 22 April 2005, the record date. Irish dividend withholding tax will be deducted at the standard rate where appropriate.

Development initiatives 2004

In 2004, as part of the overall capital expenditure programme, the Group spent €68.3 million on a number of development initiatives aligned with the Group's development strategy, which is centred on high growth areas in Consumer Foods, Food Ingredients and Nutritionals. This included investment in Southwest Cheese Company LLC (New Mexico), Nigeria, Germany and organic expansion of our Idaho facilities.

Organic Growth

- Three new plant extensions were commissioned in 2004 at the Group's USA facilities. Production at the Gooding cheese facility expanded by 25% to meet the growing demand for cheddar cheese primarily from the food service and retail sectors. Two expansion projects at the Richfield whey plant increased production of current nutritional brands as well as new product development, reflecting the growing nutritional marketplace demand.

- In 2004 Consumer Foods Ireland reorganised its management structure merging its two consumer facing businesses - liquid milk and chilled foods. This business also expanded its customer support functions with investments in people, realigned structures and change processes, supported by new management information systems.

- There were a number of successful new products launched in 2004. In addition to a range of chocolate and strawberry flavoured milks Consumer Foods Ireland introduced two new soup ranges 'Avonmore Connoisseur' and 'Avonmore Kidz'. A range of fresh meat sauces was also launched under the Avonmore brand in the latter half of the year. This new product momentum will continue into 2005 with the development of new products and product extensions planned.

Acquisitions

* Glanbia acquired a German based nutrient delivery systems business, Kortus Food Ingredients Services GmbH ('Kortus') for €14.5 million. Kortus specialises in the production, research and development of customised nutrient systems for customers in the Infant Formula, Clinical Nutrition and Dietetics markets. This business gives Glanbia a platform for growth in those sectors as well as access to a strong sales presence in Germany and Austria.

Joint Ventures

* The new US$190 million production facility in New Mexico, the Southwest Cheese Company LLC joint venture with Dairy Farmers of America Inc. and Select Milk Producers Inc. is on target to begin commissioning in October 2005. In addition to over 110,000 tonnes of cheese the plant will also produce 7,500 tonnes of high quality value-added whey proteins, all of which will be available for the development of the Group's Nutritionals business.

* The 50:50 joint venture with PZ Cussons plc to build a new US$25 million facility in Nigeria is set to begin commissioning in April 2005. This creates opportunities for a new route to market for Food Ingredients Ireland.

* Glanbia concluded a 50:50 joint venture agreement with Nashs Mineral Waters (Marketing) Limited for a cash consideration of €1.3 million.

2005 TO DATE

Since year-end Glanbia and Dairygold Co-operative Society Limited announced that, subject to approval of the Irish Competition Authority, Glanbia will operate the CMP liquid milk, cream and juice brand. In addition Glanbia and Dairygold also reached agreement in principle to enter into a contract manufacturing arrangement to maximise utilisation of their respective milk processing facilities. The agreements with Dairygold demonstrate the continuing internal drive for production and cost efficiencies in response to the effects of the Mid Term Review (MTR) of the Common Agricultural Policy (CAP) on the market landscape.

Operations Review

Glanbia is now organised into cohesive business units structured around developing the Group's strategic focus on Consumer Foods, Food Ingredients and Nutritionals.

Agribusiness

As anticipated, 2004 was a challenging year for the Agribusiness division and overall turnover declined by 3.0% to €227.4 million (2003: €234.5 million). Operating profit declined 15.1% to €12.1 million (2003: €14.2 million) reflecting the combined effects of poor grain markets and the influence of changing demand patterns and pricing in an evolving farming sector. Operating margin reduced to 5.3% (2003: 6.1%). During 2004 the division continued its efficiency and cost management programme and the number of retail branch outlets was reduced by 12 to 70 branches. With its evolving structure and more efficient cost base Agribusiness is well positioned to provide a full product offering to customers.

Consumer Foods

Overall the Consumer Foods Division had a challenging year. Turnover at €543.5 million (2003: €900.4 million) was down reflecting the completion of the planned UK restructuring programme. Operating profit declined to €27.8 million (2003: €44.8 million) reflecting the impact of the UK restructuring programme and a sharp decline in the performance of the Fresh Pork business. Operating margin improved to 5.1% (2003: 5.0%).

Liquid Milk and Chilled Foods

Against the background of a competitive grocery trade and food retail market in Ireland, the liquid milk and chilled foods businesses performed reasonably well, although both turnover and profitability reduced in 2004. The liquid milk business was impacted by increased milk imports from Northern Ireland.

During 2004 a substantial investment was made integrating the supply chain processes of liquid milk and chilled foods and while there is further work planned in this area this new structure is beginning to yield benefits. With a common set of customers and distribution channels, further opportunities in terms of sales, distribution, customer service and product innovation will be developed in 2005.

Consumer Foods continued to consolidate its position in 2004 with Ireland's leading dairy food and beverage brands - comprising Avonmore, Premier, Yoplait, Snowcream and Kilmeaden. The ongoing development and extension of the product range for taste, nutrition, variety and convenience was a critical factor in maintaining this leading market position.

Fresh Pork

Profitability in Glanbia Meats declined sharply in 2004 due to a weak pork market and very competitive market supply dynamics. The pigmeat industry is cyclical and this has been compounded in recent years by overcapacity relative to the available supply of pigs. During 2004 the industry consolidated with a reduction in the number of processors and as anticipated, trading conditions improved late in the year with some margin recovery and growing international demand. The Group expects an improved performance from Glanbia Meats in 2005. Glanbia, with its modern plant and efficient operations is well positioned to benefit in this stronger industry and operating environment.

UK Mozzarella Cheese Joint Venture

While the overall market for mozzarella cheese grew, trading conditions remained highly competitive as dairy processors reposition their product portfolios in the wake of the implementation of MTR in EU dairy markets. This gave rise to aggressive price competition during the year. As a leading supplier of innovative products, volumes at Glanbia Cheese grew, however profits were depressed by the poor pricing environment. This market environment is expected to improve somewhat in 2005. The strength of the Glanbia Cheese market position, quality product and unique technology places this business in a good position to benefit as these developments unfold.

Food Ingredients

This division delivered a good result, driven by a strong contribution from the Group's US cheese operations and a satisfactory performance from the Irish business. Turnover increased 18.6% to €1,075.2 million (2003: €906.2 million). Operating profit grew 32.6% to €44.8 million (2003: €33.8 million) and operating margin grew 44 basis points to 4.2% (2003: 3.7%). There was a small positive contribution from the Nutritionals business.

Food Ingredients USA

Solid volume growth, good demand for whey, improved market pricing for cheese and increased capacity at the Idaho facilities resulted in a strong performance overall from the US business. Turnover and profits increased substantially with an improvement in margins.

As part of an ongoing programme of investment - total €18.6 million - an increase in capacity at the Idaho facilities for cheese and whey products was completed during 2004. A further phase of investment to add new plant for the production of protein isolates, which is a core product in the Nutritionals business, was also commenced in 2004 and has recently been commissioned. Milk production in Idaho is expected to be strong in 2005 and market demand indications are positive.

Food Ingredients Ireland

Food Ingredients Ireland had a satisfactory year against a backdrop of solid

market demand. The combined benefits of rationalisation, an enhanced product mix from innovation and increased capacity utilisation contributed to the performance of the business.

Market demand was better than anticipated and this underpinned a stable product and raw material pricing structure during the year. However with the implementation of MTR, this situation is not expected to persist and a rebalancing of the pricing structure in the sector is expected in the shorter term. Food Ingredients Ireland as a large manufacturing operation will continue to examine opportunities to minimise the impact of inflationary cost increases. The recently announced agreement with Dairygold Co-operative is a logical development in this regard.

Nutritionals

Glanbia Nutritionals made progress in 2004, achieving good sales growth supported by the additional capacity in specialised whey protein isolate products in Idaho. The business also developed and launched advanced, differentiated and branded ingredients, targeted at a range of nutritional requirements such as weight management, immune enhancement and performance. These products were developed in partnership with customers at the Idaho Centre of Excellence in the USA and the Group's Innovation Centre in Ireland. All the products have received a positive response.

Investment was made during the year in resourcing and organising the Nutritionals development programme and an acquisition of Kortus for €14.5 million was made in Germany during the year.

Glanbia's expertise and leading global position in the fractionation and utilisation of whey proteins is the strategic rationale for this evolving business, and the Group's strategy is to become a key global provider of nutritional ingredients and nutritional solutions in this high growth market, through a range of initiatives in capacity expansion, research and development, and acquisition and joint ventures in both dairy and non dairy sectors.

Finance Review

Before exceptional items and goodwill amortisation, adjusted earnings per share increased 4.4% to 20.10 cent (2003: 19.26 cent). Earnings per share were 20.41 cent (2003: loss per share 12.01 cent), reflecting the completion of the planned restructuring of the Group. The average number of shares in issue during the year was 290.6 million (2003: 290.3 million).

Net cash inflow from operating activities amounted to €83.4 million for the year. Capital investment was €126.3 million and proceeds of disposals €84.7 million. The Balance Sheet is materially changed, principally arising from the disposal of Glanbia Foods Limited during the year. Capital employed has increased from €298 million to €337.9 million.

Net borrowings as at 1 January 2005 amounted to €150.6 million, compared with €153.8 million as at 3 January, 2004. Non-equity minority interests amounted to €110.38 million compared with €115.76 million the previous year, the difference arises on currency translation only.

Total financing (net borrowings and non equity minority interests) gives a Financing/EBITDA ratio of 2.29 times (2003: 2.07 times).

International Financial Reporting Standards

It will become mandatory for all EU listed companies to report their consolidated financial statements under International Financial Reporting Standards (IFRS) from 2005 onwards. This will apply to the Group for its June 2005 Interim Results and Glanbia has established a programme to ensure full compliance with IFRS. The main impact on the Group's financial statements is expected to be the implementation of IAS 19 'Employers Benefits' and the recognition on the Balance Sheet of pension fund deficits.

Board Changes

The Chairman, Mr Tom Corcoran, will retire from the Board of Glanbia plc in June

2005 and the Board will select and appoint a successor at that time.

2005 Outlook

'For 2005 our focus will be on the completion of the major strategic dairy processing investments in New Mexico and Nigeria, development initiatives which build scale and diversity and driving cost efficiencies that enhance performance. The trading outlook across the Group has some challenges, particularly in the context of managing the impact of EU dairy sector reform. However with our strong market positions and evolving Nutritionals business, the Group is well positioned for growth.'

ANNUAL REPORT AND ANNUAL GENERAL MEETING

The 2004 Annual Report for the Group will be published in April. The Annual General Meeting will take place in the Newpark Hotel, Kilkenny on 17 May 2005.
Ends

Note to Editors:

ABOUT GLANBIA

The business units of Glanbia plc are structured around developing the Group's strategic focus on the Consumer Foods, Food Ingredients and Nutritionals markets. There are three operational divisions of Glanbia:

- Agribusiness Division - the key linkage between Glanbia and its Irish raw materials supply base of 5,700 farmer suppliers. This business is engaged primarily in feed milling, milk assembly and the marketing of a range of farm inputs, including fertilisers, feed and grain through a retail branch network.
- Consumer Foods - includes liquid milk, chilled foods and pork processing as well as the UK mozzarella cheese joint venture.
- In Ireland Glanbia is the leading supplier of branded and value-added liquid milk, fresh dairy, cheeses, soups and spreads in the retail market. Glanbia Meats is the leading Irish fresh pork and bacon processor selling to Irish and International markets.
- Food Ingredients - comprising the US and Irish dairy ingredients operations and the Group's developing Nutritionals business. Glanbia processes a range of milk, cheese and whey protein ingredients at facilities in Ireland and the US for sale on international markets. Glanbia Nutritionals supplies the global nutrition industry with a range of solutions designed to address specific health and wellness benefits.

Glanbia plc
Consolidated Profit and Loss Account
for the Year ended 01 January 2005

	Notes	Pre-exceptional 2004 €'000	Exceptional 2004 €'000	Total 2004 €'000	Pre-exceptional 2003 €'000
Turnover					
Continuing operations		1,828,661	-	1,828,661	1,659,153
Discontinued operations		92,400	-	92,400	450,607
Less share of turnover of joint venture		(75,016)	-	(75,016)	(68,687)
Group turnover	1	1,846,045	-	1,846,045	2,041,073
Cost of sales		(1,612,927)	-	(1,612,927)	(1,773,537)
Gross profit		233,118	-	233,118	267,536
Distribution costs		(82,171)	-	(82,171)	(94,697)
Administrative expenses	2	(66,525)	400	(66,125)	(80,970)

Operating profit Continuing operations		83,503	400	83,903	88,472
Discontinued operations		919	-	919	3,397
Group operating profit		84,422	400	84,822	91,869
Share of operating profit of joint ventures & associates		201	-	201	916
Operating profit including joint ventures & associates	1	84,623	400	85,023	92,785
Loss on sale of operation	3	-	(2,601)	(2,601)	-
Provision for loss on sale of operation	4	-	-	-	-
Profit on sale of fixed assets	5	-	929	929	-
Profit/(loss) on termination of operations	6	-	2,445	2,445	-
Group interest		(5,964)	-	(5,964)	(15,023)
Share of interest of joint ventures and associates		(917)	-	(917)	(627)
Profit/(loss) before taxation		77,742	1,173	78,915	77,135
Taxation		(8,805)	-	(8,805)	(10,272)
Profit/(loss) after taxation		68,937	1,173	70,110	66,863
Equity minority interest				(413)	
Non-equity minority interest				(10,387)	
Profit/(loss) for the year				59,310	
Dividends	7			(15,268)	
Profit retained /(loss) absorbed for the year				44,042	
Earnings per share	8			20.41 c	
Adjusted earnings per share	8			20.10 c	

Glanbia plc
Consolidated Balance Sheet
as at 1 January 2005

	2004 €'000	2003 €'000

Assets employed		
Fixed assets		
Tangible assets	321,780	363,641
Intangible assets	16,652	2,466
Financial assets		
Investments in joint ventures:		
Share of gross assets	86,632	40,542
Share of gross liabilities	(36,805)	(27,598)
	--------	---------
	49,827	12,944
Investments in associates	9,908	9,607
Other investments	29,869	13,035
	--------	---------
	89,604	35,586
	--------	---------
	428,036	401,693
	--------	---------
Current assets		
Stocks	133,419	202,736
Debtors	230,792	214,136
Cash and bank balances	51,625	59,775
	--------	---------
	415,836	476,647
Creditors - Amounts falling due within one year	250,871	352,446
	--------	---------
Net current assets	164,965	124,201
	--------	---------
Total assets less current liabilities	593,001	525,894
	--------	---------
Less:		
Non-current liabilities		
Creditors - Amounts falling due after more than one year	210,362	183,682
Provision for liabilities and charges		
Deferred taxation	29,493	27,559
Capital grants	15,276	16,611
	--------	---------
	337,870	298,042
	========	=========
Capital and reserves		
Called up equity share capital	17,559	17,551
Share premium account	80,212	80,005
Merger reserve	113,148	113,148
Revenue reserves	9,907	(34,088)
Own shares	(2,563)	(3,235)
Capital reserves	3,138	3,231
	--------	---------
Equity shareholders' funds	221,401	176,612
Equity minority interests	6,085	5,671
Non-equity minority interests	110,384	115,759
	--------	---------
	337,870	298,042
	========	=========

The financial statements were approved by the Board of Directors on 1 March 2005 and signed on its behalf by TP Corcoran, JJ Moloney and GJ Meagher, directors.

Glanbia plc
Consolidated Cash Flow Statement
For the Year Ended 1 January 2005

	2004 €'000	2004 €'000	2003 €'000	2003 €'000
Group operating profit		84,422		91,869
Reorganisation and merger costs		-		(338)
Profit on disposal of fixed assets		(920)		(415)
Depreciation		29,320		38,125
Capital grants released		(1,228)		(1,443)
Increase in stocks		(10,498)		(35,004)
Increase in debtors		(1,807)		(2,333)
(Decrease) / increase in creditors		(16,118)		3,749
Goodwill amortisation		273		297
		-------		-------
Net cash inflow from operating activities		83,444		94,507
Returns on investments and servicing of finance				
Interest received	573		277	
Interest paid	(11,349)		(16,676)	
Finance lease interest	(90)		(149)	
Dividends paid to equity minority interest	-		(1,463)	
Dividends paid to non equity minority interest	(9,674)	(20,540)	(10,295)	(28,306)
	-------		------	
Taxation		(4,955)		(9,816)
Capital expenditure and financial investment				
Purchase of fixed assets	(60,946)		(41,741)	
Disposal of fixed assets	1,409		2,629	
Purchase of investments	(55,211)	(114,748)	(2,410)	(41,522)
	-------		------	
Acquisitions and disposals				
Purchase of subsidiary undertakings	(10,157)		-	
Disposal of subsidiary undertakings	76,781		795	
Termination of operation	6,496		(1,851)	
Fire insurance proceeds (net of redundancy and other costs)	-	73,120	7,332	6,276
	-------		------	
Equity dividends paid		(14,813)		(14,080)
		-------		-------
Cash inflow before management of liquid resources and finances		1,508		7,059
Financing				
Decrease in term loans	(8,513)		(34,478)	
Decrease in finance leases	(613)		(987)	
Minority interest redemption	-		(100)	
Share capital issued	215		-	
Capital grants received	3	(8,908)	5	(35,560)
	-------	-------	------	-------
Decrease in cash in year		(7,400)		(28,501)
		-------		-------
Reconciliation of net cash flow to movement in net debt				
Decrease in cash in year		(7,400)		(28,501)
Decrease in debt and finance leasing		9,126		35,465
		-------		-------

Change in net debt resulting from cash flows	1,726	6,964
Translation difference	1,505	15,547
	-------	-------
Movement in net debt in year	3,231	22,511
Net debt at 3 January 2004	(153,797)	(176,308)
	-------	-------
Net debt at 1 January 2005	(150,566)	(153,797)
	-------	-------

Glanbia plc
Notes to the Financial Statements

1. Segmental analysis

Analysis by class of business	2004 €'000	2003 €'000
Turnover		
Consumer Foods	543,524	900,411
Food Ingredients	1,075,153	906,210
Agribusiness	227,368	234,452
	-------	-------
	1,846,045	2,041,073
	=======	=======

Operating profit (Pre-exceptional operating profit including share of profits of joint venture and associates)	2004 €'000	2003 €'000
Consumer Foods	27,755	44,773
Food Ingredients	44,770	33,765
Agribusiness	12,098	14,247
	-------	-------
	84,623	92,785
	=======	=======

2. Exceptional items

	2004 €'000	2003 €'000
Redundancy credit/(cost) arising from fire at Roosky plant (note 5)	230	(9,505)
Restructuring credit/(cost) associated with EU Commissions Mid Term Review of the Common Agricultural Policy	170	(6,946)
	-------	-------
	400	(16,451)
	=======	=======

The credit in 2004 arises from the release of redundancy provisions no longer required.

3. Loss on sale of operation

The loss arises primarily from the sale by the Group of a 75% interest in its UK hard cheese business in April 2004 (see note 4). The Group also incurred additional costs relating to prior period disposals.

	UK Hard Cheese €'000	Others €'000	Total €'000
Loss on disposal of asset	(2,520)	(81)	(2,601)
	========	=======	=======

The loss on sale in 2003 arose mainly from the Group's sale of its UK Fresh

Meats operation at West Bromwich. The Group also disposed of a pig farm during 2003 and recognised an additional loss representing increased pension obligations to former employees of the UK Dairies operation which was disposed of in a prior period.

4. Provision for loss on sale of operation

The 2003 provision arose from the sale by the Group in April 2004 of a 75% interest in its UK hard cheese business.

	2004 €'000	2003 €'000
Loss on disposal of asset after year end	-	(18,629)
Write back of goodwill on asset disposed after year end	-	(30,517)
	-------	-------
	-	(49,146)
	=======	=======

5. Profit on sale of fixed assets

The 2004 profit arises from the sale of a site in the Consumer Foods business.

	2004 €'000	2003 €'000
Profit on disposal of tangible assets	929	11,594
	=======	=======

The profit in 2003 arose from the excess of insurance proceeds received over the net book value of assets destroyed by fire at the pigmeat processing plant in Roosky, Ireland on 8 May 2002.

6. Profit / (loss) on termination of operations

The gain arises from the sale by the Group of its UK Fresh Meats and UK Consumer Meats plants at Drongan, Gainsborough and Milton Keynes during 2004, following the sale of its UK Fresh Meats business in 2003 and the closure of its UK Consumer Meats business in 2002.

	2004 €'000	2003 €'000
Profit / (loss) arising on termination of operations	2,445	(8,578)
Goodwill written off on termination	-	(1,249)
	-------	-------
	2,445	(9,827)
	=======	=======

The loss in 2003 relates to the closure of the Group's UK Fresh Meats operations at Drongan and Gainsborough, and an adjustment to the loss arising from the closure of the Group's UK Consumer Meats operation in June 2002.

7. Dividends

	2004	2003
Interim dividend paid per share (cent)	2.16	2.06
Final dividend proposed per share (cent)	3.09	2.94
	-------	-------
	5.25	5.00
	=======	=======
Total dividend (€'000)	(15,268)	(14,515)
	=======	=======

8. Earnings per share

	2004 €'000	2003 €'000
Profit / (loss) after taxation and minority interest	59,310	(34,867)
Weighted average number of ordinary shares in issue (million)	290.617	290.303
Earnings per share	20.41c	(12.01c)
Adjustments:		
Goodwill amortisation	0.10c	0.10c
Exceptional items	(0.14c)	5.13c
Loss on sale of operations	0.89c	9.71c
Provision for loss on sale of operations	-	16.93c
Profit on sale of fixed assets	(0.32c)	(3.99c)
(Gain) / loss on termination of operations	(0.84c)	3.39c
Adjusted Earnings per Share	20.10c	19.26c

9. Debtors

Included in Debtors of €230.8 million is a subordinated secured loan of €51.9 million granted by The Cheese Company Holdings Limited in 2004, representing part proceeds arising on the sale by the Group of a 75% interest in its UK hard cheese business. The loan note yields interest at 1.75% above LIBOR. The principle and compounded interest is repayable over 40 quarterly instalments from 1 April 2008 to 1 January 2018.

10. Group borrowings

	2004 €'000	2003 €'000
Borrowings due within one year	3,509	43,221
Borrowings due after one year	198,682	170,351
Less:		
Cash and bank balances	(51,625)	(59,775)
Net borrowings	150,566	153,797

11. Accounting policies

These accounts have been prepared under the historical cost convention using the same accounting policies as detailed in the 2003 annual financial statements, with the exception of a new accounting policy being adopted in respect of Own Shares as required under Urgent Issues Task Force Abstract 38 'Accounting for ESOP Trusts' issued in December 2003. This new policy reclassified Own Shares held of €2.6 million from Other Investments to Equity Shareholders' Funds and has no impact on the Group's consolidated profit and loss account.

12. Basis of preparation and reporting currency

The financial information set out in this document does not constitute full statutory accounts for the year ended 1 January 2005 (referred to as 2004 accounts) or 3 January 2004 (referred to as 2003 accounts) but is derived from same. The 2004 and 2003 accounts have been audited and received unqualified audit reports. The 2004 financial statements were approved by the Board of Directors on 1 March 2005.

Telephone : Dublin (+353 1) 617 4200
Fax :-(+353 1) 667 6045

COMPANY A
THE

2005

Dear Sir,

Referring to the approaching payment of Dividend and/or Interest on you Company's Secur obliged if you will kindly fill in the particulars asked for ***and return the form to me at the earliest*** possible moment, my objective being to make the Securities Ex on the proper date.

The Particulars requested are additional to any announcement re date of Board Meeting, Dividends, Profit figures etc.

The Secretary
Glanbia plc
Glanbia House
Kilkenny

Yours faithfully,
JAMES FERGUSON
Operations Manager.

Delays in communication may be avoided by use of the full postal address shown at the top of this form.
All information should be communicated to the Stock Exchange direct and not through an agency or third party.

TITLE OF SECURITY			Excluding Supplementary Distribution (if any)	Supplementary Distribution (if any)
Date of Board Meeting at which Dividend was recommended/declared.	**1 March 2005**			
For ~~Quarter/Half Year~~/Year to	**1 January 2005**			
Rate per cent actual (Please state net or gross)	**51.500000% Gross**			
Amount payable in Cash per Share (NB: Please state **net or gross**): **€ c.**	**3.09c Gross**			
If amount payable is Not in Euro, state currency	**N/a**			
Rate of TAX deducted/credited Pence per share (**to 6 decimal places**) If subject to dividend withholding tax, please state.	**Subject to Dividend Withholding Tax**			NIL
If the above security has the facility to convert, please state) the conversion period(s) for this year	**N/a**			
2) whether converting shareholders retain the dividend/interest die on the above security.	**N/a**			
If Dividend is the final for year state the total amount for year..	**5.25c**			
Date and time by which transfers must be lodged with Company for transferees to receive this Dividend/Interest	**3pm 22 April 2005**			
TRANSFER BOOKS CLOSED (if Crest security do not complete this section)	From **N/a** To inclusive	From To inclusive	From To inclusive	
Date of Dividend Payment or Interest due (with number of coupon were applicable)	**23 May 2005**			
Date of Annual General Meeting (where Applicable)	**17 May 2005**			

Date: **2 March 2005**

.......Secretary
Siobhán Talbot

Document No. 8
2005

Glanbia PLC
10 March 2005

Press Release
Corporate Communications Department
Glanbia House
Kilkenny
Telephone + 353 56 77722
Facsimile + 353 56 77508

www.glanbia.com

Ireland

GLANBIA MANAGEMENT CHANGES

Glanbia plc announces the following management changes:

Billy Murphy, Deputy Group Managing Director, is to retire in June 2005 but w remain on the Board as a non-executive Director for a further period of two years.

Geoff Meagher, Group Finance Director, will take on the additional role of Deputy Group Managing Director in June 2005.

Siobhan Talbot, Group Secretary, will take on the role of Deputy Group Financ Director in June 2005.

Jim Bergin Operations Director of Food ingredients Ireland will take on full responsibility for the Food Ingredients Ireland business, including milk assembly, as Chief Executive Officer of Food Ingredients Ireland, effective immediately.

Michael Horan, Group Financial Controller, will take on the position of Group Secretary in June 2005.

March 10th 2005. Ends

For further information, please contact:

Geraldine Kearney
Director of Corporate Communications
Glanbia plc Tel: 00 353 56 7772357

Document No. 4
2005

Glanbia PLC
22 March 2005

Irish Competition Authority approves Glanbia
operation of CMP brand.

Glanbia plc today (23 March 2005) confirms that it has received approval from the Irish Competition Authority to operate the CMP liquid milk, cream and juice branded business of Dairygold Co-operative Society Limited as announced to the Exchange on 2nd February 2005.

Ends 23rd March 2005

For reference:

Glanbia plc
Geraldine Kearney
Director of Corporate Communications
Telephone: 00353 56 7772357 Mobile 00353 87 231 9430